Giovanni Caruso of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

VIA EDGAR

December 7, 2009

H. Christopher Owings
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Re:	AutoChina International Limited Amendment No. 4 Registration Statement on Form F-1 Filed November 23, 2009 File No. 333-159607

Dear Mr. Owings:

On behalf of our client, AutoChina International Limited, a Cayman Islands exempted company (the “Company”), we hereby provide responses to comments issued on December 4, 2009 regarding the Company’s Registration Statement on Form F-1 (the “Registration Statement”) and addressed to Mr. Yong Hui Li (the “Staff’s Letter”).

In order to facilitate your review of the Registration Statement, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the Registration Statement filed with the SEC on November 23, 2009.

H. Christopher Owings December 7, 2009 Page 2

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Comment and Response

Management’s Discussion and Analysis of Financial Condition and Results…page 36

1.
In your amendment filed on August 10, 2009 you stated that you expected the sale to close by the end of September 2009.  In your amendment filed on November 9, 2009 you revised your disclosure to indicate that you expected the sale to close by the end of November 2009.  We now note that your current amendment states that you expect the sale to be complete by the end of December 2009.  Please revise your filing to state the reason(s) why the expected closing date of the sale continues to change and the reason(s) why you currently expect the sale to close by the end of December 2009.

COMPANY RESPONSE:  The Company advises the Staff that the reason the closing date has not yet occurred is because there have been open negotiation points between the Company and the purchaser.  The Company believes these points are not material and will not result in the abandonment of the transaction.  However, because certain of those points may result in purchase price adjustments they need to be resolved prior to closing.  The Company believes that the remaining open points will be resolved and that the change to the purchase price will not be material, and therefore expects that the closing could be completed by the end of December 2009. The Company undertakes to include the following in the final prospectus filed with the Commission pursuant to Rule 424(b) on pages 3, 39, 71 and 82:

“The sale of the automotive dealership segment was initially anticipated to close in September 2009 but has been delayed due to ongoing negotiations between AutoChina and the purchaser relating to, among other things, purchase price adjustments.  While no assurance can be made, we believe the negotiations are near successful completion.”

Item 7. Recent Sales of Unregistered Securities, page II-2

2.
We note your response and revisions to your filing in response to comment 6 from our letter dated November 18, 2009.  We note, however, that you did not address the apparent lack of filing a Form D to reflect the unregistered issuance of 279,000 shares underlying the unit purchase options exercised by Charm Power Holdings Limited.

H. Christopher Owings December 7, 2009 Page 3

COMPANY RESPONSE:  The prior reference to reliance on Regulation D was inadvertent.  The Company is relying solely on the exemption from registration provided by Section 4(2) of the Securities Act, and the disclosure in the Registration Statement has been revised accordingly.  The Company undertakes to clarify the disclosure relating the to exercise of the unit purchase options in the final prospectus filed with the Commission pursuant to Rule 424(b) by inserting the word “solely” before the words “in reliance on section 4(2) of the Securities Act” in the second paragraph on page 114 of the Registration Statement.

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H. Christopher Owings December 7, 2009 Page 4

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP